FORM 51-102F3
MATERIAL CHANGE REPORT

Item 1. Name and Address of Company
SIERRA WIRELESS, INC. ("Sierra Wireless" or the "Company")
13811 Wireless Way
Richmond, B.C.
V6V 3A4

Item 2. Date of Material Change
May 13, 2019
Item 3. News Release
A press release announcing the change referred to in this report was issued on May 9, 2019. The press release was disseminated via Business Wire and subsequently filed on the Company's SEDAR profile.
Item 4. Summary of Material Change
On May 9, 2019, Sierra Wireless reports first quarter 2019 results.
Item 5. Full Description of Material Change

Sierra Wireless Reports First Quarter Results

All results are reported in U.S. dollars and are prepared in accordance with United States generally accepted accounting principles (GAAP), except as otherwise indicated below.

Revenue for the first quarter of 2019 was $173.8 million compared to $186.8 million in the first quarter of 2018.
Our reporting segmentation has changed from those reported at December 31, 2018 when we previously reported three segments. Our new organizational structure clearly delineates our Device-to-Cloud solutions activities and we now have two reportable segments effective the first quarter of 2019: (i) the IoT Solutions segment and (ii) the Embedded Broadband segment. We have adjusted our comparative information.

Quarterly revenue for our two business segments was as follows: (i) Revenue from IoT Solutions was $94.3 million in the first quarter of 2019, up 5.4% compared to $89.4 million in the first quarter of 2018 driven by strong sales of Airlink gateway products; and (ii) Revenue from Embedded Broadband was $79.5 million in the first quarter of 2019, down 18.4% compared to $97.4 million in the first quarter of 2018 due to weaker demand from mobile computing and networking customers.

GAAP RESULTS

•	Gross margin was $54.6 million, or 31.4% of revenue, in the first quarter of 2019 compared to $62.1 million, or 33.2% of revenue, in the first quarter of 2018.

•
Operating expenses were $64.4 million and loss from operations was $9.8 million in the first quarter of 2019 compared to operating expenses of $72.0 million and loss from operations of $9.9 million in the first quarter of 2018.

•	Net loss was $11.2 million, or $0.31 per diluted share, in the first quarter of 2019 compared to net loss of $8.4 million, or $0.23 per diluted share, in the first quarter of 2018.

NON-GAAP RESULTS(1)

•	Gross margin was 31.5% in the first quarter of 2019 compared to 33.4% in the first quarter of 2018.

•
Operating expenses were $54.8 million and loss from operations was $0.2 million in the first quarter of 2019 compared to operating expenses of $58.6 million and earnings from operations of $3.8 million in the first quarter of 2018.

•	Net loss was $0.9 million, or $0.02 per diluted share, in the first quarter of 2019 compared to net earnings of $3.3 million, or $0.09 per diluted share, in the first quarter of 2018.

•	Adjusted earnings before interest, taxes, depreciation and amortization ("Adjusted EBITDA") was $4.5 million in the first quarter of 2019 compared to $9.0 million in the first quarter of 2018.

(1) See "Non-GAAP Financial Measures" and "Reconciliation of GAAP and Non-GAAP Results by Quarter" below.

Cash and cash equivalents at the end of the first quarter of 2019 were $74.1 million, representing a decrease of $15.0 million from the end of the fourth quarter of 2018. The net loss from operations, combined with working capital requirements, primarily to fund higher inventory, drove this reduction in cash.

Accounting Standard Adoption
We adopted the new accounting standard for lease accounting (ASC 842) effective January 1, 2019. Our first quarter 2019 financial results reflect the adoption of this new standard.

Financial Guidance - Full Year
For the year ended December 31, 2019, we expect revenue to be flat year-over-year and we expect Adjusted EBITDA to be approximately $35 million. We expect non-GAAP net earnings per share to be approximately $0.30 to $0.35 for the full year 2019. See "Non-GAAP Financial Measures" below.

This non-GAAP guidance constitutes "forward-looking statements" within the meaning of applicable securities laws and reflects current business indicators and expectations. These statements are based on management's current beliefs and assumptions, which could prove to be significantly incorrect. Forward-looking statements, particularly those that relate to longer periods of time, are subject to substantial known and unknown risks and uncertainties that could cause actual events or results to differ significantly from those expressed or implied by our forward-looking statements, including those described in our regulatory filings. See "Cautionary Note Regarding Forward-Looking Statements" below.

Subsequent Event
As part of the company’s overall cost savings program, we announced internally two initiatives on April 30th:

i.	to optimize the footprint of our design centers, we have launched a process to reduce the size of our development team in Paris and consolidate more of our R&D in both Canada and Asia; and

ii.
to improve our administrative efficiency, we have decided to partner with a global outsourcing leader to provide certain transaction-based services. We expect to be fully transitioned by the end of the year.

These two initiatives will impact approximately 125 positions, including approximately 99 in France. Once completed, we expect to incur approximately $28 million in severance and transitional costs.

Non-GAAP Financial Measures
We disclose these non-GAAP financial measures as we believe they provide useful information to investors and analysts to assist them in their evaluation of our operating results and to assist in comparisons from one period to another. Readers are cautioned that non-GAAP financial measures do not have any standardized meaning prescribed by U.S. GAAP and therefore may not be comparable to similar measures presented by other companies.

Non-GAAP gross margin excludes the impact of stock-based compensation expense and related social taxes and certain other nonrecurring costs or recoveries.

Non-GAAP earnings (loss) from operations includes allocation of realized gains or losses on forward contracts and excludes the impact of stock-based compensation expense and related social taxes, acquisition-related amortization, acquisition-related and integration costs, restructuring costs, impairment and certain other non-recurring costs or recoveries.

Non-GAAP income tax expense includes certain tax adjustments and taxes on acquisition-related amortization, acquisition-related and integration costs, restructuring costs, other non-recurring costs and foreign exchange.
In addition to the above, Non-GAAP net earnings (loss) and non-GAAP net earnings (loss) per share exclude the impact of foreign exchange gains or losses on translation of certain balance sheet accounts, foreign exchange gains or losses on forward contracts and certain tax adjustments.

We use the above-noted non-GAAP financial measures for planning purposes and to allow us to assess the performance of our business before including the impacts of the items noted above as they affect the comparability of our financial results. These non-GAAP measures are reviewed regularly by management and the Board of Directors as part of the ongoing internal assessment of our operating performance. We also use non-GAAP earnings from operations as one component in determining short-term incentive compensation for management employees.

Adjusted EBITDA is defined as net earnings (loss) plus stock-based compensation expense and related social taxes, acquisition-related and integration costs, restructuring cost, impairment, certain other nonrecurring costs or recoveries, amortization, foreign exchange gains or losses on translation of certain balance sheet accounts, unrealized foreign exchange gains or losses on forward contracts, interest and income tax expense. Adjusted EBITDA is a metric used by investors and analysts for valuation purposes and is an important indicator of our operating performance and our ability to generate liquidity through operating cash flow that will fund future working capital needs and fund future capital expenditures.

Cautionary Note Regarding Forward-Looking Statements
Certain statements and information in this material change report are not based on historical facts and constitute forward-looking statements or forward-looking information within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and Canadian securities laws (“forward-looking statements”) and may include statements and information relating to our Q1 2019 corporate update; financial guidance for our fiscal year 2019, expectations regarding the Company's cost savings initiatives, our business outlook for the short and longer term, statements regarding our strategy, plans, goals, objectives, expectations and future operating performance; the Company’s liquidity and capital resources; the Company’s financial and operating objectives and strategies to achieve them; general economic conditions; estimates of our expenses, future revenues, non-GAAP earnings per share and capital requirements; our expectations regarding the legal proceedings we are involved in; statements with respect to the Company’s estimated working capital; expectations with respect to the adoption of IoT solutions; expectations regarding trends in the IoT market and wireless module market; expectations regarding product and price competition from other wireless device manufacturers and solution providers; and our ability to implement effective control procedures. Forward-looking statements are provided to help you understand our views of our short and long term plans, expectations and prospects. We caution you that forward-looking statements may not be appropriate for other purposes. We do not intend to update or revise our forward-looking statements unless we are required to do so by securities laws.
Forward-looking statements:

•
Typically include words and phrases about the future such as "outlook", "will", "may", “expects”, “is expected”, “anticipates”, “believes”, “plans”, “projects”, “estimates”, “assumes”, “intends”, “strategy”, “goals”, “objectives”, “potential”, “possible”, or variations thereof.

•	Are not promises or guarantees of future performance. They represent our current views and may change significantly.

•	Are based on a number of material assumptions, including, but not limited to, those listed below, which could prove to be significantly incorrect:

•	our ability to develop, manufacture and sell new products and services that meet the needs of our customers and gain commercial acceptance;

•	our ability to continue to sell our products and services in the expected quantities at the expected prices and expected times;

•	expected macro-economic business conditions;

•	expected cost of sales;

•	expected component supply constraints;

•	our ability to win new business;

•
our ability to fully integrate the business, operations and workforce of Numerex Corp. ("Numerex") and to return the Numerex business to profitable growth and realize the expected benefits of the acquisition;

•	our ability to integrate other acquired businesses and realize expected benefits;

•	expected deployment of next generation networks by wireless network operators;

•	our operations not being adversely disrupted by other developments, operating, cyber security, litigation, or regulatory risks; and

•	expected tax and foreign exchange rates.

•
Are based on our management's current expectations and we caution investors that forward-looking statements, particularly those that relate to longer periods of time, are subject to substantial known and unknown material risks and uncertainties. Many factors could cause our actual results, achievements and developments in our business to differ significantly from those expressed or implied by our forward-looking statements, including without limitation, the following factors. These risk factors and others are discussed in our Annual Information Form and Management's Discussion and Analysis of Financial Condition and Results of Operations, which may be found on SEDAR at www.sedar.com and on EDGAR at www.sec.gov and in our other regulatory filings with the Securities and Exchange Commission in the United States and the provincial securities commissions in Canada:

•	competition from new or established competitors or from those with greater resources;

•	the loss of, or significant demand fluctuations from, any of our significant customers;

•	our business transformation initiatives may result in disruptions to our business and may not achieve the anticipated benefits;

•	our ability to attract or retain key personnel and the impact of organizational change on our business;

•	deterioration in macro-economic conditions and resulting reduced demand for our products and services;

•	risks related to the acquisition and ongoing integration of Numerex;

•	disruption of, and demands on, our ongoing business and diversion of management's time and attention in connection with acquisitions or divestitures;

•	cyber-attacks or other breaches of our information technology security;

•	risks related to the transmission, use and disclosure of user data and personal information;

•	our financial results being subject to fluctuation;

•	our ability to respond to changing technology, industry standards and customer requirements;

•	risks related to infringement on intellectual property rights of others;

•	our ability to obtain necessary rights to use software or components supplied by third parties;

•	our ability to enforce our intellectual property rights;

•	our reliance on single source suppliers for certain components used in our products;

•
failures of our products or services due to design flaws and errors, component quality issues, manufacturing defects, network service interruptions, cyber-security vulnerabilities or other quality issues;

•	our dependence on a limited number of third party manufacturers;

•	unanticipated costs associated with litigation or settlements;

•	our dependence on mobile network operators to promote and offer acceptable wireless data services;

•	risks related to contractual disputes with counterparties;

•	risks related to governmental regulation;

•	risks inherent in foreign jurisdictions; and

•	risks related to tariffs or other trade restrictions.

SIERRA WIRELESS, INC.
CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE EARNINGS (LOSS)
(In thousands of U.S. dollars, except where otherwise stated)
(unaudited)

	Three months ended March 31,
	2019	2018
Revenue
Product	$151,113	$162,931
Services and other	22,700	23,947
	173,813	186,878
Cost of sales
Product	108,444	113,900
Services and other	10,739	10,878
	119,183	124,778
Gross margin	54,630	62,100
Expenses
Sales and marketing	22,506	22,425
Research and development	22,797	24,465
Administration	12,390	12,264
Restructuring	1,397	3,591
Acquisition-related and integration	95	1,765
Loss on disposal of iTank business	7	—
Amortization	5,244	7,466
	64,436	71,976
Loss from operations	(9,806)	(9,876)
Foreign exchange gain (loss)	(852)	1,115
Other income	31	55
Loss before income taxes	(10,627)	(8,706)
Income tax expense (recovery)	596	(343)
Net loss	$(11,223)	$(8,363)
Other comprehensive loss:
Foreign currency translation adjustments, net of taxes of $nil	(3,615)	(767)
Comprehensive loss	$(14,838)	$(9,130)

Net loss per share (in dollars)
Basic and diluted	$(0.31)	$(0.23)
Weighted average number of shares outstanding (in thousands)
Basic and diluted	36,106	35,912

SIERRA WIRELESS, INC.
CONSOLIDATED BALANCE SHEETS
(In thousands of U.S. dollars, except where otherwise stated)
(unaudited)

	March 31, 2019	December 31, 2018
Assets
Current assets
Cash and cash equivalents	$74,143	$89,076
Restricted cash	221	221
Accounts receivable, net of allowance for doubtful accounts of $3,539 (December 31, 2018 - $2,968)	151,686	171,725
Inventories	57,317	50,779
Prepaids and other	18,638	11,703
	302,005	323,504
Property and equipment	39,298	39,842
Operating lease right-of-use assets	27,500	—
Intangible assets	80,741	84,890
Goodwill	207,895	211,074
Deferred income taxes	11,758	11,751
Other assets	13,311	12,855
	$682,508	$683,916

Liabilities
Current liabilities
Accounts payable and accrued liabilities	$171,383	$184,220
Deferred revenue	7,548	6,213
	178,931	190,433
Long-term obligations	41,206	43,250
Operating lease liabilities	24,657	—
Deferred income taxes	5,840	6,103
	250,634	239,786
Equity
Shareholders’ equity
Common stock: no par value; unlimited shares authorized; issued and outstanding: 36,150,299 shares (December 31, 2018 - 36,067,415 shares)	434,054	432,552
Preferred stock: no par value; unlimited shares authorized; issued and outstanding: nil shares	—	—
Treasury stock: at cost; 6,972 shares (December 31, 2018 – 119,584 shares)	(118)	(1,965)
Additional paid-in capital	30,217	30,984
Retained deficit	(19,518)	(8,295)
Accumulated other comprehensive loss	(12,761)	(9,146)
	431,874	444,130
	$682,508	$683,916

SIERRA WIRELESS, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(In thousands of U.S. dollars)
(unaudited)

	Three months ended March 31,
	2019	2018
Cash flows provided by (used in):
Operating activities
Net loss	$(11,223)	$(8,363)
Items not requiring (providing) cash
Amortization	8,371	10,708
Stock-based compensation	3,158	2,814
Deferred income taxes	77	68
Loss on disposal of iTank business	7	—
Unrealized foreign exchange loss (gain)	254	(1,562)
Other	101	439
Changes in non-cash working capital
Accounts receivable	16,814	2,757
Inventories	(6,735)	6,624
Prepaids and other	(7,647)	(5,564)
Accounts payable and accrued liabilities	(15,166)	1,986
Deferred revenue	1,371	949
Cash flows provided by (used in) operating activities	(10,618)	10,856
Investing activities
Additions to property and equipment	(3,858)	(4,064)
Additions to intangible assets	(488)	(845)
Proceeds from sale of property and equipment	57	17
Proceeds from sale of iTank business	500	—
Cash flows used in investing activities	(3,789)	(4,892)
Financing activities
Issuance of common shares	94	672
Taxes paid related to net settlement of equity awards	(670)	(665)
Decrease in other long-term obligations	(141)	(199)
Cash flows used in financing activities	(717)	(192)
Effect of foreign exchange rate changes on cash and cash equivalents	191	(187)
Cash, cash equivalents and restricted cash, increase (decrease) in the period	(14,933)	5,585
Cash, cash equivalents and restricted cash, beginning of period	89,297	65,224
Cash, cash equivalents and restricted cash, end of period	$74,364	$70,809

SIERRA WIRELESS, INC.

RECONCILIATION OF GAAP AND NON-GAAP RESULTS BY QUARTER

(in thousands of U.S. dollars, except where otherwise stated)	2019	2018
	Q1	Total	Q4	Q3	Q2	Q1

Gross margin - GAAP	$54,630	$264,571	$65,895	$67,267	$69,309	$62,100
Stock-based compensation and related social taxes	59	479	58	57	57	307
Realized losses on hedge contracts	(3)	(30)	(13)	(11)	—	(6)
Other nonrecurring costs	—	5	5	—	—	—
Gross margin - Non-GAAP	$54,686	$265,025	$65,945	$67,313	$69,366	$62,401

Earnings (loss) from operations - GAAP	$(9,806)	$(18,275)	$(4,197)	$853	$(5,055)	$(9,876)
Stock-based compensation and related social taxes	3,414	13,006	2,743	3,473	3,950	2,840
Acquisition-related and integration	95	3,962	613	570	1,014	1,765
Restructuring	1,397	7,115	2,345	227	952	3,591
Loss on disposal of iTank business	7	2,064	2,064	—	—	—
Other nonrecurring costs	1,160	9,421	2,697	1,583	5,141	—
Realized losses on hedge contracts	(109)	(562)	(296)	(201)	(14)	(51)
Acquisition-related amortization	3,687	18,575	4,261	4,354	4,426	5,534
Earnings (loss) from operations - Non-GAAP	$(155)	$35,306	$10,230	$10,859	$10,414	$3,803

Net earnings (loss) - GAAP	$(11,223)	$(24,610)	$(3,826)	$(1,037)	$(11,384)	$(8,363)
Stock-based compensation and related social taxes, restructuring, impairment, acquisition-related, integration, loss on disposal of iTank, and other non-recurring costs (recoveries)	5,964	35,568	10,462	5,853	11,057	8,196
Amortization	8,371	39,150	9,308	9,483	9,651	10,708
Interest and other, net	(31)	(51)	19	(7)	(8)	(55)
Foreign exchange loss (gain)	852	4,908	2,082	(42)	4,034	(1,166)
Income tax expense (recovery)	596	916	(2,768)	1,738	2,289	(343)
Adjusted EBITDA	4,529	55,881	15,277	15,988	15,639	8,977
Amortization (exclude acquisition-related amortization)	(4,684)	(20,575)	(5,047)	(5,129)	(5,225)	(5,174)
Interest and other, net	31	51	(19)	7	8	55
Income tax expense - Non-GAAP	(730)	(2,930)	(1,245)	(352)	(769)	(564)
Net earnings (loss) - Non-GAAP	$(854)	$32,427	$8,966	$10,514	$9,653	$3,294

Diluted net earnings (loss) per share
GAAP - (in dollars per share)	$(0.31)	$(0.68)	$(0.11)	$(0.03)	$(0.32)	$(0.23)
Non-GAAP - (in dollars per share)	$(0.02)	$0.90	$0.25	$0.29	$0.27	$0.09

SIERRA WIRELESS, INC.

SEGMENTED RESULTS

(In thousands of U.S. dollars, except where otherwise stated)	2019	2018
	Q1	Total	Q4	Q3	Q2	Q1

IoT Solutions
Revenue	$94,287	$373,937	$95,728	$95,487	$93,274	$89,448
Gross margin
- GAAP	$34,479	$139,602	$36,651	$36,059	$34,282	$32,610
- Non-GAAP	$34,510	$139,818	$36,675	$36,081	$34,308	$32,754
Gross margin %
- GAAP	36.6%	37.3%	38.3%	37.8%	36.8%	36.5%
- Non-GAAP	36.6%	37.4%	38.3%	37.8%	36.8%	36.6%

Embedded Broadband
Revenue	$79,526	$419,665	$105,667	$107,939	$108,629	$97,430
Gross margin
- GAAP	$20,151	$124,969	$29,244	$31,208	$35,027	$29,490
- Non-GAAP	$20,176	$125,207	$29,270	$31,232	$35,058	$29,647
Gross margin %
- GAAP	25.3%	29.8%	27.7%	28.9%	32.2%	30.3%
- Non-GAAP	25.4%	29.8%	27.7%	28.9%	32.3%	30.4%

Total
Revenue	$173,813	$793,602	$201,395	$203,426	$201,903	$186,878
Gross margin
- GAAP	$54,630	$264,571	$65,895	$67,267	$69,309	$62,100
- Non-GAAP	$54,686	$265,025	$65,945	$67,313	$69,366	$62,401
Gross margin %
- GAAP	31.4%	33.3%	32.7%	33.1%	34.3%	33.2%
- Non-GAAP	31.5%	33.4%	32.7%	33.1%	34.4%	33.4%

Item 6. Reliance on Subsection 7.1(2) or (3) of National Instrument 51-102
Not applicable
Item 7. Omitted Information
Not applicable
Item 8. Executive Officer
For further information, please contact
David McLennan, Chief Financial Officer at Sierra Wireless, Inc., 13811 Wireless Way, Richmond, B.C., V6V 3A4, Telephone: (604) 231-1185.
Item 9. Date of Report
This material change report is dated as of May 13, 2019.